Exhibit 99.1

Akari Therapeutics Presents Poster on Progress in Pre-Clinical Development of Long-Acting PAS-Nomacopan as a Potential Treatment for Geographic Atrophy at the 4th Annual Dry AMD Therapeutic Development Conference

•	Positive pre-clinical results, including an advanced high yielding manufacturing process, support the anticipated submission of an IND in 2024 to begin clinical development with Phase 1 single and multiple ascending dose (SAD/MAD) testing to evaluate safety and pharmacokinetics/pharmacodynamics (PK/PD) of long-acting PAS-nomacopan

BOSTON and LONDON, November 16, 2023 (GLOBE NEWSWIRE) -- Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biotechnology company developing advanced therapies for autoimmune and inflammatory diseases, today announced the presentation of progress in the development of long-acting PASylated®-nomacopan as a potential treatment for geographic atrophy (GA) secondary to dry age-related macular degeneration (dAMD) in a poster at the 4th Annual Dry AMD Therapeutic Development conference. The poster was presented by Akari Chief Scientific Officer Miles Nunn on November 15, 2023. The poster can be viewed on the Akari website at akaritx.com.

“I’m pleased with the significant progress we have made in the development of long-acting PAS-nomacopan as a geographic atrophy treatment with the potential to address significant unmet needs, including a longer dose interval with fewer needle injections into the eye and reduction in the risk of choroidal neovascularization that is associated with approved complement-only inhibitors,” said Miles Nunn. “Part of this progress is the advancement of a high yield manufacturing process that supports our program moving into clinical trials in 2024.”

Long-acting PAS-nomacopan is a bispecific inhibitor of complement C5 and leukotriene B4 (LTB4). It is in the final stages of pre-clinical development as a potential treatment for GA with the goals of providing a longer dose interval between intravitreal injections and reduction of choroidal neovascularization (CNV) risk associated with approved complement-only inhibitors currently used in GA treatment.

About Akari Therapeutics

Akari Therapeutics, plc (Nasdaq: AKTX) is a biotechnology company developing advanced therapies for autoimmune and inflammatory diseases. Akari’s lead asset, investigational nomacopan, is a bispecific recombinant inhibitor of complement C5 activation and leukotriene B4 (LTB4) activity. Akari’s pipeline includes a Phase 3 clinical trial program investigating nomacopan for severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA). Akari has been granted Orphan Drug, Fast Track and Rare Pediatric Disease designations from the FDA for nomacopan for the treatment of pediatric HSCT-TMA and orphan drug designation from the European Commission for treatment in hematopoietic stem cell transplantation. Akari’s pipeline also includes a clinical program developing nomacopan for adult HSCT-TMA and pre-clinical research of long-acting PAS-nomacopan in geographic atrophy (GA). For more information about Akari, please visit akaritx.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies, and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies, and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations, or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result there; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:
Mike Moyer
LifeSci Advisors
(617) 308-4306
mmoyer@lifesciadvisors.com

Media Contact:

Eliza Schleifstein
Schleifstein PR
(917) 763-8106
eliza@schleifsteinpr.com